# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Acadian Asset Management Inc, CIK 0001748824
CUSIP: 10948W103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 260 Franklin Street, Boston, United States (X1), 02110
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000914208

## Reporting persons
- Invesco Ltd.: type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Bermuda (D0); sole voting power 1,989,152; shared voting power 0; sole dispositive power 1,989,483; shared dispositive power 0; aggregate amount beneficially owned 1,989,483 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Acadian Asset Management Inc
Address of issuer's principal executive offices: 260 Franklin Street, Boston, MA 02110

## Item 2. Person Filing
Name of person filing: Invesco Ltd. ("Invesco Ltd.")
Address of principal business office or, if none, residence: 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 1,989,483 shares of the Issuer which are held of record by clients of Invesco Ltd.
Percent of class: 5.6
Sole power to vote or to direct the vote: 1,989,152
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,989,483
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No one person has greater than 5% economic ownership in the securities listed above. As holders of record, the relevant clients of Invesco Ltd. have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities listed above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Invesco Advisers, Inc.
Invesco Investment Advisers LLC
Invesco Capital Management LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Invesco Ltd.: Robert R. Leveille, Global Head of Compliance (11/09/2026)